October 15, 2013

VIA HAND DELIVERY AND EDGAR SUBMISSION

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:                 The Hertz Corporation

Registration Statement on Form S-4

Filed June 26, 2013

File No. 333-189620

Hertz Global Holdings, lnc.

Form 10-K for Fiscal Year Ended

December 31, 2012

Form 8-K Furnished February 25, 2013

File No. 001-33139

Dear Mr. Dobbie:

Hertz Global Holdings, Inc. (“Hertz Holdings”) and The Hertz Corporation (“Hertz” and, together with Hertz Holdings, the “Companies”) respectfully submit this supplemental letter regarding your letter, dated September 11, 2013, which was written in response to the Companies’ letter to you, dated August 27, 2013, relating to (i) Hertz’s Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission on June 26, 2013 and (ii) Hertz Holdings’ Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 4, 2013.

Following the discussions our counsel, William L. Tolbert, Jr. of Jenner & Block LLP, has had with the Staff in connection with our previous correspondence with the Staff regarding our reportable segments, the Companies agree that their future periodic reports (beginning with the periodic report on Form 10-Q for the period ending September 30, 2013), will present their reportable segments as follows:

•                  U.S. Car Rental;

•                  International Car Rental;

•                  Worldwide Equipment Rental; and

•                  All Other Operations (which will include the results of operations of our Donlen operating segment).

We also advise the Staff that Hertz has submitted an amendment to the Registration Statement, which amendment includes financial statements, MD&A and other relevant updates for the period ending June 30, 2013, concurrent with the submission of this letter.

*  *  *

The Companies hereby acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call Mr. Tolbert at (740) 633-9500 or me at (201) 307-2000.

Sincerely,

/s/ David J. Rosenberg
David J. Rosenberg
Interim Chief Financial Officer
Hertz Global Holdings, Inc.
The Hertz Corporation

cc:           Patrick Kuhn

Lyn Shenk

Ada D. Sarmento

Securities and Exchange Commission